SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KALA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483119103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,877,006[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,877,006[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,877,006[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO
[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of Longitude Venture Partners II, LP (“LVPII”).
[2]

All shares are held of record by LVPII. Longitude Capital Partners II, LLC (“LCPII”) is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Temmenoms Bakker”) are the managing members of LCPII. Gregory Grunberg (“Grunberg”), a member of the Issuer’s board of directors, Enright and Temmenoms Bakker, through their respective interests in LCPII, may each be deemed to share voting, investment and dispositive power with respect to these securities.

[3]

The percentage was calculated based on 54,573,034 outstanding shares of Common Stock as of March 13, 2020, as disclosed by the Issuer in the Prospectus Supplement filed with the Securities and Exchange Commission on March 12, 2020 (the “Prospectus Supplement”).

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,877,006[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,877,006[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,877,006[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN
[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of LVPII.
[2]

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Enright and Temmenoms Bakker are the managing members of LCPII. Grunberg, Enright and Bakker, through their respective interests in LCPII, may each be deemed to share voting, investment and dispositive power with respect to these securities.

[3]	The percentage was calculated based on 54,573,034 outstanding shares of Common Stock as of March 13, 2020, as disclosed by the Issuer in the Prospectus Supplement.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,534,854[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,534,854[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,854[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO
[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of Longitude Venture Partners IV, L.P. (“LVPIV”).
[2]

All shares are held of record by LVPIV. Longitude Capital Partners IV, LLC (“LCPIV”) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Enright and Temmenoms Bakker are the managing members of LCPIV. Grunberg, Enright and Bakker, through their respective interests in LCPIV, may each be deemed to share voting, investment and dispositive power with respect to these securities.

[3]	The percentage was calculated based on 54,573,034 outstanding shares of Common Stock as of March 13, 2020, as disclosed by the Issuer in the Prospectus Supplement.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,534,854[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,534,854[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,854[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN
[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of LVPIV.
[2]

All shares are held of record by LVPIV. Longitude Capital Partners IV, LLC (“LCPIV”) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Enright and Temmenoms Bakker are the managing members of LCPIV. Grunberg, Enright and Bakker, through their respective interests in LCPIV, may each be deemed to share voting, investment and dispositive power with respect to these securities.

[3]	The percentage was calculated based on 54,573,034 outstanding shares of Common Stock as of March 13, 2020, as disclosed by the Issuer in the Prospectus Supplement.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Gregory Grunberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,170[2]
	8	SHARED VOTING POWER 5,411,860[3]
	9	SOLE DISPOSITIVE POWER 45,170[2]
	10	SHARED DISPOSITIVE POWER 5,411,860[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,457,030[2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.0%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN
[1]	The securities over which the Reporting Person has shared voting and dispositive power were purchased using investment funds from investors of LVPII and LVPIV.
[2]

Consists of 45,170 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of March 13, 2020 or within 60 days thereafter.

[3]	Consists of (a) 2,877,006 outstanding shares of Common Stock held of record by LVPII and (b) 2,534,854 outstanding shares of Common Stock held of record by LVPIV.
[4]

The percentage was calculated based on 54,618,204 shares of Common Stock, calculated as follows: (a) 54,573,034 outstanding shares of Common Stock as of March 13, 2020, as disclosed by the Issuer in the Prospectus Supplement, plus (b) 45,170 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of March 13, 2020 or within 60 days thereafter.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,411,860[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,411,860[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,411,860[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9%3
14	TYPE OF REPORTING PERSON (see instructions) IN
[1]	The securities over which the Reporting Person has shared voting and dispositive power were purchased using investment funds from investors of LVPII and LVPIV.
[2]	Consists of (a) 2,877,006 outstanding shares of Common Stock held of record by LVPII, and (b) 2,534,854 outstanding shares of Common Stock held of record by LVPIV.
[3]	The percentage was calculated based on 54,573,034 outstanding shares of Common Stock as of March 13, 2020, as disclosed by the Issuer in the Prospectus Supplement.

CUSIP No. 483119103	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,411,860[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,411,860[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,411,860[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9%3
14	TYPE OF REPORTING PERSON (see instructions) IN
[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from investors of LVPII and LVPIV.
[2]	Consists of (a) 2,877,006 outstanding shares of Common Stock held of record by LVPII, and (b) 2,534,854 outstanding shares of Common Stock held of record by LVPIV.
[3]	The percentage was calculated based on 54,573,034 outstanding shares of Common Stock as of March 13, 2020, as disclosed by the Issuer in the Prospectus Supplement.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Kala Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 490 Arsenal Way, Suite 120, Watertown, MA 02472

Item 2.	Identity and Background.

(a) This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2018 (the “Original Schedule 13D”). This Statement is being filed on behalf of Longitude Venture Partners IV, L.P. (“LVPIV”), LVPIV’s sole general partner, Longitude Capital Partners IV, LLC (“LCPIV”), Longitude Venture Partners II, L.P. (“LVPII”), LVPII’s sole general partner, Longitude Capital Partners II, LLC (“LCPII”, together with LVPII, LVPIV and LCPIV, the “Reporting Entities”), and Gregory Grunberg, a member of the Issuer’s board of directors, Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each of the Reporting Entities and Reporting Individuals, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 7. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

(c) Each of LVPII and LVPIV is a venture capital fund and LCPII and LCPIV are their respective general partners. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Enright and Ms. Tammenoms Bakker are the managing members of each LCPII and LCP IV. In addition, Dr. Grunberg has served as a member of the board of directors of the Issuer (the “Board”) since April 2016.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LCPIV and LCPII are limited liability companies organized under the laws of the State of Delaware. LVPIV and LVPII are limited partnerships organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following language:

On March 13, 2020, LVPIV purchased 2,534,854 shares of Common Stock from the Issuer as part of the Issuer’s underwritten public offering of its Common Stock and as described in the Prospectus Supplement (the “Offering”), for a purchase price of $7.89 per share and an aggregate purchase price of $19,999,998.06.

All shares of the capital stock of the Issuer purchased by LVPIV in the Offering were purchased using investment funds provided to LVPIV by its investors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to reflect the following:

(a)

(a) – (b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage of class of beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of LVPIV and LVPII, the general partner and limited partners of each of LVPIV and LVPII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following language:

In connection with the Offering, Dr. Grunberg and LVP II entered into lock-up agreements (the “2020 Lock-up Agreement”) with the representative of the several underwriters. Pursuant to the 2020 Lock-up Agreement, Gregory Grunberg and LVP II agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, until the earlier of (x) 60 days after the date of the final prospectus supplement relating to the Offering and (y) such date on which the trading restrictions imposed by the Company on its directors, officers and certain other employees in connection with the preparation and announcement of its financial results for the quarterly period ending March 31, 2020 shall be lifted for all directors, officers and other employees subject thereto pursuant to the terms of its existing insider trading policy without the prior consent of the representative, subject to certain exceptions.

Item	7. Material to be Filed as Exhibits.

Exhibit 7:	Joint Filing Agreement, dated March 23, 2020, by and among the Reporting Persons (filed herewith).

Exhibit 8:	Form of 2020 Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on March 12, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	LONGITUDE CAPITAL PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE VENTURE PARTNERS II, L.P.

By:	LONGITUDE CAPITAL PARTNERS II, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Gregory Grunberg
Gregory Grunberg

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker